J. Andrew Robison
Direct: (205) 521-8596
Fax: (205) 488-6596
arobison@babc.com
June 21, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Campus Crest Communities, Inc.
Registration Statement on Form S-11
File No. 333-166834

Dear Ms. Garnett:
          On behalf of Campus Crest Communities, Inc., a Maryland corporation (“Campus Crest” or the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 1 to the Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2010.
          This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated June 14, 2010, relating to the Registration Statement.
          We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
General
1.	Please update your pro forma financial statements, and the financial statements of the Predecessor in your next amendment.

Response: The referenced financial statements have been updated throughout the Prospectus where appropriate in response to the staff’s comment.

2.	Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

Response: A portion of the purchase price represents a settlement of a pre-existing relationship. Two pre-existing relationships, with the Ricker Group and HSRE, exist that

Karen J. Garnett
June 21, 2010

will be settled in conjunction with the formation transactions and the offering shown within the pro forma condensed consolidated financial statements.
Amounts owed to and from the Ricker Group arose in the normal course of business and are recorded at their settlement values. Such amounts are short-term in nature and result from transactions based on market terms. Therefore, no gain or loss will be recognized relating to the settlement of these pre-existing relationships with the Ricker Group. Settlement of these amounts is contemplated in adjustment (B) to the pro forma condensed consolidated balance sheet.
Amounts owed to HSRE arose as a result of certain financing transactions that we entered into with HSRE that are described in details in notes 7 and 15 to the Predecessor’s combined financial statements. A loss may be recorded upon the settlement of these liabilities if they are settled on a date other than their contractual settlement dates. HSRE transactions that have occurred and related losses are contemplated in adjustment (D) to the pro forma condensed consolidated financial statements separately from the acquisition of HSRE’s interests. See also the Company’s response to comment 45 below, which provides charts summarizing the Company’s transactions with HSRE.
Prospectus Cover Page
3.	Please limit the cover page to one page. The disclosure on the cover page should be limited to information required by Item 501 of Regulation S-K and only such additional information that is key to an investment decision. For example, consider removing information regarding the ownership amounts of Mr. Rollins and Mr. Hartnett following the offering, which may be more appropriate for the prospectus summary.

Response: The disclosure on the cover page of the Prospectus has been revised in response to the staff’s comment.
Inside Front and Back Cover Pages
4.	Please confirm that the photographs depict properties that will be part of your initial portfolio and are described elsewhere in the prospectus. Also, revise to identify the properties pictured and to state that you do not yet own these properties but will acquire them in the formation transactions. To the extent that there are closing conditions that may permit the contributors to walk away from the formation transactions, include a statement that there is no assurance that these properties will be acquired by you.

Response: The Company confirms that the photographs on the inside front and back cover pages depict properties that will be part of its initial portfolio and are described elsewhere in the Prospectus. The requested disclosure has been included on the inside front and back cover pages of the Prospectus in response to the staff’s comment.

Karen J. Garnett
June 21, 2010

Industry and Market Data, page ii
5.	Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared for you by Michael Gallis & Associates in connection with this offering. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Response: The Company has provided copies of the industry analysis that it cites or upon which it relies in the Prospectus supplementally with this letter. The Company has marked this material to highlight the portions upon which it is relying as requested by the staff.
Prospectus Summary
6.	Portions of your summary are repeated verbatim in the Business section of the prospectus. We note the disclosure under the headings “Our Company,” “Our Competitive Strengths,” and “Our Business and Growth Strategies.” The summary should not merely repeat the text of the prospectus but should highlight the most important features of the offering. Please limit the summary to those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus.

Response: The referenced disclosure has been revised on pages 1 through 4 of the Prospectus in response to the staff’s comment.

7.	We note that you have five properties currently under contract, which, subject to completion of the offering, you intend to acquire and commence building properties with completion targeted prior to the 2011-2012 academic year. Considering that these properties are under contract, and you have conducted significant pre-development activities, it appears that these acquisitions are probable. Please tell us why you have not contemplated the acquisition and development of these properties in your pro forma financial statements.

Response: The Company currently has contracts to acquire interests in undeveloped land. The Company believes it is appropriate to reflect the acquisition of interests in the land within the pro forma condensed consolidated financial statements. Accordingly, the Company has modified the pro forma condensed consolidated balance sheet in adjustment (E) to reflect such acquisitions.

8.	Refer to the introductory paragraph on page 1. Your statement that the summary is not complete is not appropriate. You must provide a complete summary of the material terms of the offering and your business. Please revise to remove this statement.

Response: The referenced disclosure has been removed in response to the staff’s comment, see page 1 of the Prospectus.

Karen J. Garnett
June 21, 2010

Our Company, page 1
9.	Refer to the second paragraph under this heading. Please provide us with independent, third-party support for your belief that you are “one of the largest” companies in your industry.

Response: The Company is not aware of an independent, third party that provides public information regarding the number of beds owned and under management by companies in the student housing industry and their respective capabilities (i.e., development, construction (general contractor capability as opposed to construction management capability) and/or management capabilities). However, as an active participant in the student housing industry for approximately six years, the Company is generally aware of the other primary industry participants and their respective capabilities. Based on its knowledge as an industry participant, as disclosed in the Prospectus, the Company believes that it is one of the largest vertically-integrated developers, builders, owners, and managers of high-quality, purpose-built student housing properties in the United States based on beds owned and under management. In an effort to provide independent, third-party support for this belief, the Company has assembled information regarding certain sizeable participants in the student housing industry. This information was assembled from web sites maintained by industry participants and from public filings made by American Campus Communities, Inc. and Educational Realty Trust with the Commission. The Company is supplementally providing the staff with the information that it has assembled and respectfully submits that it supports the contention that is the focus of the staff’s inquiry.

10.	Please revise to update your property data to the most recent date practicable. We note, for example that you have disclosed average age, occupancy, and rental revenue as of February 28, 2010. Provide similar updates throughout your prospectus.

Response: The referenced disclosure has been revised on page 1 and elsewhere in the Prospectus where appropriate in response to the staff’s comment.

11.	Please revise to define “medium-sized college and university markets.” Provide conforming revisions in the Business section.

Response: The requested definition has been supplied on pages 1, 74 and 114 of the Prospectus in response to the staff’s comment.
Our Competitive Strengths, page 3
12.	Please revise to state the range of years of experience of your senior executive officers or the minimum number of years, rather than the average.

Response: The referenced disclosure has been revised on pages 2, 3 and 115 of the Prospectus in response to the staff’s comment.

Karen J. Garnett
June 21, 2010

Our Business and Growth Strategies, page 4
13.	Refer to the last paragraph on page 4. Please revise to clarify the meaning of “attractive risk-adjusted” returns.

Response: The referenced disclosure has been revised on pages 4 and 117 of the Prospectus in response to the staff’s comment. The Company believes that the phrase “return on investment,” which is now used in place of the phrase “attractive risk-adjusted,” is more familiar and meaningful to potential investors in this offering.
Our Properties, page 7
14.	Please revise this table to include a column showing average revenues per bed for each of the listed properties. Provide similar disclosure in the summary table on page 107 and in the property-specific data provided in the Business section of your prospectus.

Response: The referenced disclosure has been revised on pages 7, 8 and 119 of the Prospectus and in the individual property descriptions under the caption “Business and Properties — Our Properties” beginning on page 120 of the Prospectus in response to the staff’s comment.
Our Financing Strategy, page 8
15.	We note your disclosure in this section that you plan on entering into a senior secured revolving credit facility upon the consummation of this offering. Please disclose whether you have entered into any preliminary discussions for such loan arrangement.

Response: The Company has had preliminary discussions with prospective lenders regarding the anticipated senior secured revolving credit facility that is described in the Prospectus. However, the Company has not entered into any commitment letter or binding agreement regarding such credit facility. Prior to marketing the common stock to be sold in the offering contemplated by the Prospectus, the Company expects that it will have fully negotiated the terms of a credit facility, which will be set forth in an agreement to be executed at or shortly after completion of the offering. The Company will keep the staff informed about the progress of these discussions and update the Prospectus as appropriate to reflect additional information as it becomes available.
Formation Transactions, page 9
16.	Please tell us whether the distribution to MXT Capital of interests in two parcels of land and an entity that will own a minority interest in an airplane is contemplated in your pro forma financial statements, and if not, please tell us why.

Response: The distribution to MXT Capital of interests in two parcels of land and an entity that will own a minority interest in an airplane is not contemplated in the pro forma condensed consolidated financial statements. The entities owning such interests are not among the collection of real estate entities that comprise the Predecessor. These entities

Karen J. Garnett
June 21, 2010

are not directly related to the student housing business historically conducted by MXT Capital, and therefore they have not been included in the Predecessor and will be distributed to MXT Capital prior to completion of the offering and the formation transactions.

17.	Please tell us what representations, warranties and covenants are being made by MXT Capital, the Ricker Group and certain third-party investors, with respect to their ownership interests being contributed to the operating partnership. Consider revising your disclosure to provide a more detailed discussion.

Response: Each of MXT Capital and the Ricker Group has provided the Company with certain representations and warranties and covenants pursuant to separate contribution agreements. MXT Capital and the Ricker Group have each provided the Company with representations and warranties relating to its respective ownership of the assets that each party is to contribute to the Company. In addition, MXT Capital and the Ricker Group have provided the Company with further representations, including representations and warranties relating to its authority to enter into the contribution agreement, the existence of required permits and consents, tax matters and real estate matters. Similarly, pursuant to separate contribution or purchase and sale agreements, each of the other parties with whom the Company has entered into a contribution or purchase and sale agreement has provided the Company with similar representations and warranties.

The Company has revised the disclosure appearing on pages 9, 10, 179 and 180 of the Prospectus to provide a more detailed discussion of these representations and warranties and covenants.
Consequence of this Offering and Our Formation Transactions, page 11
18.	Please supplement your disclosure under this subheading to add a separate organization chart reflecting the current ownership structure of your predecessor entities. This chart should also reflect the properties held by each predecessor entity.

Response: Consistent with disclosure contained in numerous registration statements on Form S-11 relating to initial public offerings by issuers structured as umbrella partnership real estate investment trusts (i.e., “UPREITs”), the Company has included a “post-offering” structure chart in the Prospectus. The structure chart provides a concise picture of the Company, certain of the Company’s primary subsidiaries, including the operating partnership, the Company’s joint venture investment, as well as information regarding various ownership interests. The Company believes that the post-offering organization chart, as presented, which depicts the structure of the enterprise in which a purchaser in the offering would invest, provides potential investors with material structural information in a clear and concise manner.

The Company’s current operations are conducted through numerous predecessor entities, and many of the assets to be contributed are held in joint venture vehicles that, in turn, are owned by various investor groups. The Company submits that a “pre-offering”

Karen J. Garnett
June 21, 2010

organization chart would not provide investors with any additional material information, since the pre-offering structure will be replaced by the post-offering structure upon completion of the offering. Moreover, the Company believes that, due to the complexity of the pre-offering organization chart, inclusion of such a chart would likely serve to confuse readers. In addition, the material terms of the contribution of assets to the Company are described in the Prospectus under the caption “Structure and Formation — Formation Transactions.”
For the foregoing reasons, the Company respectfully submits that the inclusion of a pre-offering structure chart would introduce unnecessary complexity and would not provide investors with meaningful additional information upon which to base an investment decision.
Benefits to Related Parties, page 12
19.	Please revise the introductory paragraph to clarify why Mr. Ricker and the Ricker Group are considered related parties.

Response: While the Ricker Group (which includes Mr. Ricker) may not meet the technical definition of a “related person” contained in Item 404 of Regulation S-K under the Securities Act, the Company believes that it is appropriate to classify it as such due to the substantial investment that it held in the Company’s predecessor entities and the substantial returns paid to it by the Company’s predecessor entities. The requested disclosure has been provided on pages 13 and 183 of the Prospectus in response to the staff’s comment.

20.	Please tell us whether or not you considered disclosing the information related to the non-disposition agreements in your discussion of liquidity and capital resources, as these restrictions could have an adverse effect on your future liquidity.

Response: The referenced disclosure has been added to page 94 of the Prospectus in response to the staff’s comment.
Our Distribution Policy, page 14
21.	Please revise your disclosure under this subheading to delineate all sources of your distribution payments, consistent with your disclosure under the “Our Distribution Policy” heading beginning on page 57.

Response: The Company has substantially revised the disclosure included in the Prospectus under the caption “Our Distribution Policy.” The revised disclosure details the Company’s current intent to pay an annual distribution equal to a specified amount, which amount will be included in a subsequent pre-effective amendment to the Registration Statement. The Company has made conforming revisions to the disclosure contained under the caption “Prospectus Summary — Our Distribution Policy.” The Company welcomes the staff’s comments to the revised disclosure.

Karen J. Garnett
June 21, 2010

Risk Factors
Developing properties will expose us to additional risks . . .,page 22
22.	The disclosure provided under this subheading appears to address multiple risks associated with your development and construction business. Please revise to provide a separate subheading for each material risk. To the extent a bullet point does not represent a material risk, please omit it from your disclosure.

Response: The referenced disclosure has been revised on pages 23 to 25 of the Prospectus in response to the staff’s comment.
In the past we have experienced significant losses . . .,page 26
23.	Please revise the subheading and the risk factor to clarify that you have experienced net losses in each of the last five fiscal years.

Response: The referenced disclosure has been revised on page 27 of the Prospectus in response to the staff’s comment.
Our management team has not previously operated a REIT . . .,page 29
24.	Please revise to disclose, if true, that your management team also has not previously operated a public company, and describe the additional risks associated with this lack of experience.

Response: The referenced disclosure has been revised on page 30 of the Prospectus in response to the staff’s comment.
As a result of operating as a public company . . .,page 31
We will be subject to the requirements of Section 302 and 404 . . .,page 31
Future terrorist attacks in the U.S. could reduce the demand . . .,page 37
25.	The risks presented under these subheadings apply to all public companies. Please revise the risks disclosed under each subheading to discuss how these risks are specific to your business or remove them. Refer to Item 503(c) of Regulation S-K.

Response: The referenced disclosure has been revised on pages 32, 33, 38 and 39, respectively, of the Prospectus in response to the staff’s comment.
Risks Related to the Real Estate Industry
After the consummation of this offering and our formation transactions, our primary assets will be our general partner interest in our operating partnership and OP units . . ., page 42

Karen J. Garnett
June 21, 2010

26.	Please revise to describe any indebtedness that your OP unit will hold following the formation transactions that will include restrictions on the OP’s ability to pay distributions. Quantify the amount of indebtedness and any ratios that the OP must maintain in order to pay distributions.

Response: The requested disclosure has been included on page 44 of the Prospectus in response to the staff’s comment.
We may not be able to make an initial distribution . . ., page 44
27.	Please revise to discuss how you will fund distributions if your cash flow from operations is insufficient to meet the REIT requirement to distribute at least 90% of your REIT taxable income. We note disclosure on page 57, which states that you may sell assets, borrow funds, or use net offering proceeds to make distribution payments.

Response: The referenced disclosure has been revised on page 46 of the Prospectus in response to the staff’s comment.
We have not obtained appraisals of our properties in connection with this offering . . ., page 46
28.	Please expand this risk factor to clarify that the values of the properties to be acquired also were not negotiated at arm’s length.

Response: The referenced disclosure has been revised on pages 48 and 49 of the Prospectus in response to the staff’s comment.
Use of Proceeds, page 54
29.	Please tell whether the “certain third party investors” that will receive a portion of the offering proceeds are affiliates. If so, please identify those persons. Refer to Instruction 5 to Item 504 of Regulation S-K.

Response: The “certain third party investors” are not affiliates of the Company. In general, these investors are parties that hold relatively small aggregate interests in the Company’s predecessor entities (significantly larger interests are held by MXT Capital, the Ricker Group and HSRE, each of which are discussed separately throughout the Prospectus).

Karen J. Garnett
June 21, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Student Housing Operations, page 68
30.	Please revise to clarify the “ancillary revenues” you receive in connection with your operations.

Response: The referenced disclosure has been revised on page 75 of the Prospectus to reflect the staff’s comment.
Our Relationship With HSRE, page 69
31.	Please tell us how the pending sales of your 9.9% interest in HSRE I to HSRE and of your 100% interest in the Grove at Carrollton to HSRE III are contemplated in your pro forma financial statements. Tell us how you will account for these transactions, given your subsequent repurchase obligations. Additionally, please tell us if these transactions will still occur if the lender consents have not been received prior to completion of the offering. Finally, please clarify if the cash proceeds of $1.7 million are in excess of the debt encumbering these properties.

Response: Pre-Effective Amendment Number 1 to the Registration Statement includes interim financial information, and updated pro forma condensed consolidated financial statements that reflect the Company’s pro forma results of operations as of and for the three months ended March 31, 2010. Such results reflect the closing of the sale of the Company’s 9.9% interest in HSRE I in March 2010.

As of March 31, 2010, the sale of the Company’s 9.9% interest in HSRE II and the sale of 100% of the Company’s interest in The Grove at Carrollton to HSRE III had not closed. These transactions will not occur if certain required lender consents are not received prior to the completion of the offering. As a result, these transactions are not reflected in the Company’s pro forma condensed consolidated financial statements.

The Company has accounted for the HSRE transactions that have closed and will account for the two contemplated HSRE transactions (sale of 9.9% interest in HSRE II and sale of 100% of the Company’s interest in The Grove at Carrollton to HSRE III) with subsequent repurchase obligations as financing transactions. The cash proceeds of $1.7 million, which are the proceeds to be received in the two contemplated financing transactions with HSRE that have not yet closed and are contingent upon receipt of certain lender consents, are unrelated to the debt encumbering these properties.
Properties Under Construction, page 71
32.	Please tell us the likelihood of any of these projects not being completed by the beginning of the 2010-2011 academic year.

Karen J. Garnett
June 21, 2010

Response: The Company is not aware of any issues at this time that will prevent the completion of these projects by the beginning of the 2010-2011 academic year. The Company currently expects that these properties will be completed on schedule, with student-tenants beginning to take occupancy in August 2010.
Liquidity and Capital Resources
Recurring Capital Expenditures, page 82
33.	Please revise to explain why the average per bed maintenance capital expenditures was substantially less in 2009 than it was in 2008. In addition, please discuss the reasons why you expect 2010 expenditures to be lower on a per bed average than 2009.

Response: The referenced disclosure has been revised on page 93 of the Prospectus in response to the staff’s comment.

34.	Please disclose the amount that your lenders currently require you to hold in reserve for capital repairs and improvements.

Response: The requested disclosure has been added to pages 93 and 94 of the Prospectus in response to the staff’s comment.

35.	We note your disclosure in the risk factors section regarding “significant costs” of compliance with environmental remediation efforts, disability standards and other laws relating to your business. To the extent material, please supplement your current disclosure in this section to address the impact of your regulatory compliance programs on your liquidity needs.

Response: The Company is not aware of any current impact that its regulatory compliance programs are likely to have on its liquidity needs. To the extent that the Company is subject to environmental remediation efforts or required reconfiguration necessary to comply with disability standards or other laws relating to its business, it may incur “significant costs” in the future. The Company has provided additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Liquidity Needs,” indicating that its long-term liquidity needs may include funding unexpected contingencies, such as environmental remediation or costs associated with alterations necessary to comply with the ADA or other regulatory requirements. See page 94 of the Prospectus.
Long-Term Indebtedness to Be Outstanding Following this Offering, page 84
36.	Please revise to describe your outstanding indebtedness in more detail. Identify the lenders and the properties to which the debt relates, and the amount that will remain outstanding on each loan following the offering. Disclose the material terms of each loan, including interest rate, maturity date, and financial covenants.

Karen J. Garnett
June 21, 2010

Response: The requested disclosure has been included on pages 95 and 96 of the Prospectus in response to the staff’s comment.
Business and Properties, page 102
37.	It appears that you have a registered trademark for your brand The Grove. Please expand the Business section to discuss the importance and the duration of all patents, trademarks, and licenses that you hold. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: The referenced disclosure has been revised on page 114 of the Prospectus in response to the staff’s comment.
Our Properties, page 105
38.	Please tell us why you have not disclosed any debt obligations associated with your joint venture properties.

Response: The Company has provided information regarding its pro rata share of the aggregate debt obligations associated with its six joint venture properties as of March 31, 2010 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements — HSRE Joint Venture.” See page 97 of the Prospectus. Additionally, information regarding the indebtedness associated with each of the Company’s six joint venture properties is included in the relevant property “box” relating to each joint venture property that appears under the caption “Business and Properties — Our Properties.” See pages 142-147 of the Prospectus.
Management, page 140
39.	Please expand the descriptions of Mr. Rollins’ and Mr. Hartnett’s business experience to include their specific experience with Campus Crest Group, LLC and MXT Capital, LLC.

Response: The requested disclosure has been added on pages 154 and 155 of the Prospectus in response to the staff’s comment.
Executive Compensation, page 144
40.	Please revise to include disclosure regarding compensation paid to your named executive officers by the predecessor entities, or tell us why you believe this disclosure is not required. Refer to Item 402(a)(2) of Regulation S-K.

Response: The referenced disclosure has been revised on page 161 of the Prospectus in response to the staff’s comment.

Karen J. Garnett
June 21, 2010

Formation Transactions, page 165
41.	Please revise to explain how you determined the value of consideration to be paid for the properties to be acquired in the formation transactions. Provide conforming changes in the prospectus summary.

Response: The requested disclosure has been added on pages 48, 49 and 179 of the Prospectus in response to the staff’s comment.

42.	Please revise to describe more specifically the businesses, interests, and related properties that will be contributed by MXT Capital, Ricker Group, and third-party investors. Clearly state the particular assets that you will receive in exchange for the consideration described for each of the formation transactions.

Response: The requested disclosure has been added on pages 179 and 180 of the Prospectus, indicating, generally, that the contributors will contribute their interests in the entities that make up the business, interests and related properties of the Company’s predecessor entities. Additionally, the Company is providing the staff with the information in the following three paragraphs that provide further technical detail regarding the assets expected to be contributed by MXT Capital, the Ricker Group and certain third-party investors. The Company has not included this level of detail in the Prospectus, as it believes the current disclosure, as a whole, clearly discloses the expected contribution of the student housing properties and the related student housing business. Moreover, the Company does not believe that the information in the following three paragraphs adds materially to the existing disclosure and may, due to the numerous entities discussed, be confusing to investors.

MXT Capital will contribute to the operating partnership all of the limited liability company interests held by MXT Capital in Campus Crest Group, LLC (“Campus Crest Group”). Campus Crest Group owns all of the limited liability company interests in Campus Crest Properties, LLC (“Campus Crest Properties”), which is the subsidiary through which MXT Capital owns most of its interests in entities that own or lease the real estate on which the student-housing properties have been constructed and are operated. MXT Capital will also contribute to the operating partnership all of the limited liability company interests and limited partnership interests in the entities that comprise the development, construction and management services of the Predecessor, and in the other entities through which MXT Capital (through Campus Crest Group) owns its interests in entities that own or lease the real estate on which the student-housing properties have been constructed and are operated.

The Ricker Group will contribute to the operating partnership all of the limited liability company interests and limited partnership interests held by the Ricker Group in entities that own or lease the real estate on which the student-housing properties have been constructed and are operated.

Karen J. Garnett
June 21, 2010

Certain third-party investors will contribute to the operating partnership all of the limited liability company interests held by those third-party investors in an entity that is a subsidiary of Campus Crest Properties. That entity owns interests in entities that own or lease the real estate on which the student-housing properties have been constructed and are operated.

43.	Please revise to describe all material terms, including “limited representations and warranties,” pertaining to each contribution agreement and purchase and sale agreement.

Response: The referenced disclosure has been revised on pages 10, 179 and 180 of the Prospectus in response to the staff’s comment.

44.	We note that Campus Crest Group will distribute to MXT Capital its interests in two parcels of land and associated indebtedness. Please revise to clarify whether Campus Crest Group will receive any consideration from MXT Capital in exchange for the land.

Response: The referenced disclosure has been revised on pages 179 and 180 of the Prospectus in response to the staff’s comment.

45.	Refer to the second bullet point on page 166. Please revise to disclose, if true, that HSRE will own 100% of the joint venture prior to the formation transaction and will retain a majority ownership of the joint venture following the formation transaction.

Response: The following tables provide summary information regarding the assets held by each of HSRE I, HSRE II and HSRE III, as well as information about the ownership of these entities. This information appears in narrative form in the Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Relationship with HSRE.” The Company believes that the disclosure under the caption “Structure and Formation — Formation Transactions,” in the context of disclosure made elsewhere in the Prospectus regarding HSRE clearly describes what is summarized in tabular format below.

			Ownership Information
	HSRE I		HSRE II			HSRE III (2)
				Pre-
			Pre-	Offering
	Pre-	Post-	Offering	Contingent	Post-	Pre-	Post-
	Offering	Offering	(current)	Sale†	Offering	Offering*	Offering
HSRE	99.9%	50.1%	90.0%	99.9%	(1)	99.9%	(3)
The Company	0.1%	49.9%	5.0%	0.05%	(1)	0.05%	(3)
The Ricker Group	0.0%	0.0%	5.0%	0.05%	(1)	0.025%	(3)

Total	100.0%	100.0%	100.0%	100.0%		100.0%

Karen J. Garnett
June 21, 2010

Assets Held By:
HSRE I		HSRE II		HSRE III (2)
Pre-Offering	Post-Offering	Pre-Offering	Post-Offering	Pre-Offering	Post-Offering
Conway Huntsville Lawrence Moscow San Angelo San Marcos(4) Statesboro	Conway Huntsville Lawrence Moscow San Angelo Statesboro	Milledgeville	Dissolved (Company to own 100% interest in Milledgeville) (1)	Carrollton	Dissolved (Company to own 100% interest in Carrollton) (3)

(1)	To be dissolved upon completion of the offering; Company to own 100% of assets previously held by HSRE II.

(2)	HSRE III has been formed but does not hold any assets. The transaction with HSRE III will occur if and when necessary lender consents are received relating to indebtedness secured by the asset proposed to be held by HSRE III.

(3)	To be dissolved upon completion of the offering; Company to own 100% of assets previously held by HSRE II.

(4)	HSRE I interest to be purchased by the Company; property to be wholly-owned by the Company upon completion of the offering.

†	Sale of 9.9% to HSRE II contingent upon obtaining lender consent.

*	A certain other third-party investor owns the other 0.025%.
Policies with Respect to Certain Activities
Investment Policies
Investment in Properties or Interests in Properties, page 170
46.	Please include a statement as to whether or not it is your policy to acquire assets primarily for capital gain or income in accordance with Item 13(a)(5) of Form S-11.

Response: The Company notes that the Prospectus includes a statement regarding this policy in the second sentence of the second paragraph under the caption “Policies with Respect to Certain Activities — Investment Policies — Investment in Properties or Interests in Properties” on page 185 of the Prospectus.

Karen J. Garnett
June 21, 2010

Description of Capital Stock
Common Stock, page 175
47.	The statement that your shares of common stock will be “duly authorized, fully paid and nonassessable” is a legal conclusion that the company is not qualified to make. Please appropriately attribute this statement to counsel.

Response: The referenced disclosure has been revised on page 190 of the Prospectus in response to the staff’s comment.
Campus Crest Communities, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-3
48.	Please tell us how you will account for the formation transactions. It appears you have accounted for combination of the Campus Crest Group-controlled entities as a reorganization of entities under common control. If so, please tell us your basis for this accounting, and refer to the relevant accounting literature. We note that the majority of these entities are currently less than 50% owned.

Response: As described in the Registration Statement, the Predecessor, which is a collection of real estate entities controlled by Campus Crest Group, will be contributed to the operating partnership. Campus Crest Properties, an entity included in the Predecessor, has been identified as the accounting acquirer in the formation transactions. Campus Crest Properties is wholly-owned and controlled by Campus Crest Group, which also controls the other entities being contributed to the operating partnership. As a result, the contribution of the Predecessor represents the reorganization of entities under common control. A combination between entities under common control is afforded the scope exception as set forth within ASC 805-10-15-4.

The Predecessor does exercise control over those entities in which it has less than a 50% effective ownership interest through its rights as a manager or general partner, as applicable, of each entity. Further, the Predecessor holds its interests in most of these entities through a majority owned subsidiary, which it controls and consolidates. The combination of the voting rights attached to the Predecessor’s interests in each entity and its rights as a manager or general partner allow the Predecessor to exercise control over all of the combined entities. The Company has reached its conclusions based on the relevant accounting guidance within EITF 04-5 and FIN46(R).

49.	In light of the cash consideration being paid in conjunction with the formation transactions, please tell us why these are not being accounted for as business combinations.

Karen J. Garnett
June 21, 2010

Response: The Company and the operating partnership are newly formed entities formed to effect a business combination and initial public offering. As described in the Registration Statement, the Predecessor, which is a collection of real estate entities controlled by Campus Crest Group, will be contributed to the operating partnership. Campus Crest Properties, an entity included in the Predecessor, has been identified as the accounting acquirer in the formation transactions. Campus Crest Properties is wholly-owned and controlled by Campus Crest Group, which also controls the other entities being contributed to the operating partnership. Based on these facts and circumstances, as well as the guidance contained in ASC 810-10-05-4, the Company has concluded that Campus Crest Properties is the accounting acquirer. As a result, the contribution of the Predecessor represents the reorganization of entities under common control rather than a business combination.

The net assets will be recorded at their historical cost and this transaction will be accounted for within and as a component of equity. The Company reached its conclusions based on the relevant accounting guidance provided within ASC 805-10-15-4 and ASC 810-10-45-23.

50.	We note that the Net loss attributable to noncontrolling interests was eliminated in your pro forma adjustments related to the acquisition of the Ricker Group’s and Third-Party Investors’ interests. Please tell us why the Noncontrolling interest on the balance sheet was not eliminated, prior to adjustment (F). Tell us what amounts were included in noncontrolling interest other than the noncontrolling interests of the Ricker Group and the Third-Party Investor.

Response: The noncontrolling interest on the pro forma condensed consolidated balance sheet was eliminated prior to adjustment (F). Adjustments (B) and (C), in addition to reflecting the acquisition of the noncontrolling interests, also reflect the issuance of OP units to the Ricker Group and the third-party investors, respectively. In response to the staff’s comments, the Company has modified the disclosure related to adjustments (B) and (C) to clarify the nature of the adjustments to noncontrolling interests. Other than the noncontrolling interests of the Ricker Group and the third-party investors, the only other amounts included in noncontrolling interest are OP units being issued to MXT Capital in exchange for its contribution to the operating partnership. No other parties and no other transactions are reflected as a component of noncontrolling interest or the adjustments thereto.

51.	Please tell us how you will account for the OP Units obtained by the Ricker Group and the Third-Party investors in exchange for their noncontrolling interests in certain entities.

Response: The Company will account for the OP units obtained by the Ricker Group and the third-party investors in exchange for their noncontrolling interests in certain entities as noncontrolling interests in the Company. Whereas the Company will own the majority of, control and, therefore, consolidate the operating partnership, OP units not owned by the Company will be accounted for as noncontrolling interests. Further, given that this

Karen J. Garnett
June 21, 2010

transaction is a reorganization of entities under common control, the value of the noncontrolling interest is based on the historical carrying values. The OP units to be issued to the Ricker Group and the third-party investors are accounted for in this manner in the pro forma condensed consolidated financial statements.
Campus Crest Communities Predecessor Financial Statements
Real Estate Ventures, page F-20
52.	We note that you have combined 13 entities, exclusive of Milledgeville, in which your effective ownership percentage is less than 50%. Please revise your disclosure to clarify if any of these entities are variable interest entities, and how you determined it was appropriate to combine these entities.

Response: The Predecessor does exercise control over those entities in which it has less than a 50% effective ownership interest through its rights as a manager or general partner of each entity. Further, the Predecessor holds its interests in the majority of these entities through one of its majority owned subsidiaries which it controls and consolidates. The combination of the voting rights attached to the Predecessor’s interests in each entity and its rights as a manager or general partner allow the Predecessor to exercise control over all of the combined entities.

Each of these thirteen entities is a variable interest entity and the Company believes it is the primary beneficiary of each of these entities. The Company believes the referenced disclosure in note 2 to the Predecessor’s combined financial statements on page F-20 adequately and appropriately describes its accounting policy with respect to variable interest entities and the criteria used to determine whether such real estate ventures are or are not combined. As a result, the Company respectfully submits that the current disclosure does not require revision.
Investment in Real Estate, page F-19
53.	We note that you have several properties in your portfolio which seem to have displayed significant indications of impairment, such as low occupancy levels, or failure to meet associated debt covenants. Please tell us which properties in your combined portfolio were assessed for impairment during the year ended December 31, 2009, or in the subsequent interim period, and tell us the results of that testing. If no properties were impaired, please tell us, and consider discussing in your MD&A, if any properties are at risk of being impaired and disclose the percentage by which the undiscounted future cash flows exceed the carrying amounts.

Response: For the three months ended March 31, 2010 and the years ended December 31, 2009, 2008 and 2007, the Company reviewed all of its properties to determine if indicators of potential impairment were present for any of the properties. After a review of events and circumstances that would indicate a property’s carrying amount may be impaired, the Company concluded that it was necessary to assess the following properties

Karen J. Garnett
June 21, 2010

for impairment: The Grove at Jonesboro, The Grove at Lubbock, The Grove at Wichita and The Grove at Wichita Falls. Although the Company recognizes that The Grove at Abilene, The Grove at Greeley and The Grove at Stephenville had occupancy percentages of less than 80%, occupancy at these properties has remained historically consistent and the properties have a history of positive operating cash flow and forecasts suggest continuing positive operating cash flow.
The results of the impairment testing on the assessed properties indicated that the undiscounted cash flows exceeded the carrying value for each property reviewed. Given the percentage by which the undiscounted future cash flows exceeded the carrying amount of each of these properties, the Company concluded that none of these properties are currently at risk of being impaired. Therefore, the Company does not believe it is necessary to add additional disclosure to its MD&A.
Part II
Item 33. Recent Sales of Unregistered Securities, page II-1
54.	We note that as part of the formation transactions, you and the operating partnership will acquire interests in the identified properties and that investors, as partial consideration for their contributions, will receive OP units. Please provide us with a detailed analysis of why the private placements should not be integrated into your current public offering.

Response: The Company believes that, in accordance with Rule 152 under the Securities Act, and the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (the “Release”) as well as the guidance provided in no action letters issued by the staff, the concurrent issuance of unregistered units in the Company’s operating partnership (the “OP units”) on a private placement basis to MXT Capital, LLC and certain other persons and entities (the “Predecessor Holders”), as described in the Prospectus, should not be integrated with the public offering that is the subject of the Registration Statement.

Background

In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The Release further provides that:
the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption . . . should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus

Karen J. Garnett
June 21, 2010

exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption . . . and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.
The interpretive guidance of the Release was recently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (last updated April 24, 2009), Question 139.25 (“CDI”). In the CDI, the staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release applies.
In Black Box Incorporated (publicly avail. June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (publicly avail. February 28, 1992), the staff interpreted Rule 152 and concluded that a private offer otherwise exempt from registration as a private placement under Section 4(2) of the Securities Act would not be integrated with a subsequent registered public offering if the investors in the private placement executed and delivered definitive investment agreements before the filing of the registration statement in connection with the public offering and if the obligations of the investors to purchase the securities in the private placement were subject only to closing conditions beyond their control. In short, in Black Box Incorporated the staff focused on whether the investors in the private offering had made their investment decisions before the filing of the registration statement in connection with the initial public offering. The Company notes in particular that Black Box Incorporated involved the issuance of securities according to a formula based, in part, on the total number of shares outstanding after completion of the contemplated spin-off.
Analysis
The Company will acquire MXT Capital’s student housing business and interests in the Company’s predecessor entities from, and issue unregistered OP units to, MXT Capital and the Predecessor Holders. The Company is acquiring these interests and making the related unregistered issuances pursuant to separate contribution agreements.

Karen J. Garnett
June 21, 2010

Each of MXT Capital and the Predecessor Holders have represented that they are accredited investors within the meaning of Rule 501(a) of Regulation D, promulgated under the Securities Act, and the issuance of OP units pursuant to the contribution agreements is structured as a private placement under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
As described below, the Company believes that Section 4(2) of the Securities Act is clearly available to MXT Capital and the Predecessor Holders in the current circumstances.
MXT Capital. The OP units to be sold in the concurrent private placement to MXT Capital will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with MXT Capital. Specifically, MXT Capital is wholly-owned and controlled by Ted W. Rollins, the Company’s co-chairman and chief executive officer, and Michael S. Hartnett, the Company’s co-chairman and chief investment officer, and certain members of their families, and is the sole owner of Campus Crest Group, the entity through which the business of the Company was previously conducted. It is through the Company’s substantive, pre-existing relationship with MXT Capital and not the Registration Statement that MXT Capital became interested in participating in the concurrent private placement. The Company also notes that MXT Capital entered into the contribution agreement prior to the initial filing of the Company’s Registration Statement.
Predecessor Holders. Similar to MXT Capital, the OP units to be sold in the private placement to the Predecessor Holders will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with each of the Predecessor Holders. Specifically, each of the Predecessor Holders held interests in the Company’s predecessor entities that owned direct or indirect interests in one or more of the properties. It is through the Company’s substantive, pre-existing relationship with each of the Predecessor Holders and not the Registration Statement that each Predecessor Holder became interested in participating in the concurrent private placement.
The Company also believes that the concurrent private placement to the Predecessor Holders constitutes a completed private placement within the meaning of Rule 152 and Black Box Incorporated. Each contribution agreement was executed and delivered by the respective Predecessor Holder prior to the initial filing of the Registration Statement. In addition, each Predecessor Holder’s commitment pursuant to the respective contribution agreement is irrevocable and not subject to negotiation. The contribution agreements do not contain any condition that is within the control of a Predecessor Holder; provided, however, Mr. Ricker’s obligations under the applicable contribution agreement are subject to his execution of the partnership agreement relating to the operating partnership. However, as discussed above, Mr. Ricker has a substantive, pre-existing relationship with the Company, and has invested with the Company’s predecessor entities since 2004 and has invested in excess of over $33 million in 23 of the predecessor entities’ properties.

Karen J. Garnett
June 21, 2010

As described above, it is through this relationship (and not the Registration Statement) that Mr. Ricker became interested in participating in the concurrent private placement.
Conclusion
As a result of the foregoing, based upon the interpretive guidance provided in the Release as well as the guidance provided in no action letters issued by the staff, the concurrent private placement to MXT Capital and the Predecessor Holders is exempt from Section 4(2) of the Securities Act and should not be integrated with the public offering that is the subject of the Registration Statement.
Item 36. Financial Statements and Exhibits, page II-3
55.	Please file your remaining exhibits as soon as possible in order to allow sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Response: The Company acknowledges the staff’s comment. The Company has provided drafts of the requested legal and tax opinions supplementally with this letter.
          We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8596 or Paul S. Ware at 205.521.8624.
Very truly yours,

J. Andrew Robison
Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins